SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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SCHEDULE 13G/A

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. 1)*

Gulf Coast Ultra Deep Royalty Trust
(Name of Issuer)

Royalty Trust Units
(Title of Class of Securities)

40222T104
(CUSIP Number)

November 2, 2015
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☑ Rule 13d-1(c)

☐ Rule 13d-1(d)

________________________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G/A1

CUSIP No.	40222T104	Page 2 of 5 Pages

1		NAME OF REPORTING PERSON
Lloyd I. Miller, III
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐
(b) ☐
3		SEC USE ONLY

4		CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
22,891,883
	6	SHARED VOTING POWER
262,346
	7	SOLE DISPOSITIVE POWER
22,891,883
	8	SHARED DISPOSITIVE POWER
262,346
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
23,154,229
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
10.1%[1]
12		TYPE OF REPORTING PERSON
IN-OO**

** See Item 4.

1 The percentage reported in this Schedule 13G/A is based upon 230,172,696 royalty trust units outstanding according to the Form 10-Q filed by the Issuer on August 7, 2015.

Item 1(a).	Name of Issuer:	Gulf Coast Ultra Deep Royalty Trust

Item 1(b).	Address of Issuers’s Principal Executive Offices:	c/o The Bank of New York Mellon
Trust Company, N.A., as trustee
Institutional Trust Services
919 Congress Avenue
Suite 500
Austin, Texas 78701

Item 2(a).	Name of Person Filing:	Lloyd I. Miller, III

Item 2(b).	Address of Principal Business Office or, if None, Residence:	3300 South Dixie Highway
Suite 1-365
West Palm Beach, Florida 33405

Item 2(c).	Citizenship:	U.S.A.

Item 2(d).	Title of Class of Securities:	Common Stock

Item 2(e).	CUSIP Number:	40222T104

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b) OR 13d-2(b) or (c), CHECK WHETHER THE PERSON FILING IS A:

Not Applicable, this statement is filed pursuant to 13d-1(c)

Item 4.	OWNERSHIP: Mr. Miller has sole voting and dispositive power with respect to 22,891,883 of the reported securities as (i) manager of a limited liability company that is the adviser to a certain trust, (ii) manager of a limited liability company that is the general partner of certain limited partnerships, (iii) managing member of a limited liability company, (iv) trustee for a certain generation skipping trust, and (v) an individual. Mr. Miller has shared voting and dispositive power with respect to 262,346 of the reported securities as co-trustee for a certain generation skipping trust.

(a) 23,154,229

(b) 10.1%

(c) (i) sole voting power: 22,891,883

(ii) shared voting power: 262,346

(iii) sole dispositive power: 22,891,883

(iv) shared dispositive power: 262,346

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not Applicable

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Other than shares held directly by Lloyd I. Miller, III, persons other than Lloyd I. Miller, III have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the reported securities.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not Applicable

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not Applicable

Item 9.	NOTICE OF DISSOLUTION OF GROUP:

Not Applicable

Item 10.	CERTIFICATION:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 5, 2015	/s/ Lloyd I. Miller, III
Lloyd I. Miller, III